Drinker Biddle & Reath LLP
191 North Wacker Drive, Suite 3700
Chicago, IL 60606-1698
(312) 569-1000 (Phone)
(312) 569-3000 (Facsimile)
www.drinkerbiddle.com

August 2, 2017

Via Edgar Transmission
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Christina Fettig

RE:	Partners Group Private Equity (Master Fund), LLC (811-22241)
Sarbanes-Oxley Review

Dear Ms. Fettig:

The following responds to the SEC Staff’s follow-up comments that you provided by telephone on July 18, 2017 regarding the review of the N-CSR (the “Shareholder Report”) by Partners Group Private Equity (Master Fund), LLC (the “Registrant” or the “Fund”) for its fiscal year ended March 31, 2016. These follow-up comments and responses relate to the comment response letter filed by the Registrant on June 14, 2017 (the “Initial Response Letter”).

For your convenience, the Staff’s comments are summarized below and each comment is followed by the Registrant’s response.

1.   Comment: Please explain what necessitated an amended filing of the Registrant’s N-CSR for the year ended March 31, 2017.

Response: The Registrant filed an amended N-CSR for the year ended March 31, 2017 to update the Directors and Officers table as a prior version had been inadvertently included in the filing.

2.   Comment: Please clarify your response to Comment 4 in the Initial Response Letter requesting confirmation that Registrant will provide all disclosures relating to restricted securities required by Regulation S-X, including the cost of each restricted security and the percentage of net assets of the Fund represented by such securities.

Response: The Registrant confirms that it will review its disclosure relating to investments in restricted securities under Rule 12-12 of Regulation S-X and make any adjustments to future financial reports that it deems necessary. The Registrant notes that, in certain circumstances, the disclosure requirements under Rule 12-12 of Regulation S-X present confidentiality concerns as certain underlying investments of the Registrant may prohibit the Registrant from disclosing certain information.

3.   Comment: Please explain why Note 4: Revolving Credit does not link up to the financial statements (i.e., the Note states that the Fund did not utilize the Line of Credit (“LOC”) and paid no interest on borrowings but the financial statements discloses fees/expenses paid relating to the LOC).

Response: The Registrant confirms that the Fund did not utilize the LOC during the year ended March 31, 2016. However, the Fund did pay certain fees/expenses relating to the LOC during the reporting period. Note 4: Revolving Credit in the Notes to the Financial Statements in the Registrant’s N-CSR filing for the year ended March 31, 2017 includes the charges applicable to the LOC. Registrant confirms that such information will be disclosed going forward.

4.   Comment: Please explain why there is not an accounting policy note relating to the LOC in the Notes to the Financial Statements in the Shareholder Report?

Response: The LOC fees were listed as part of the Note 2: Fund Expenses. Further to that, Note 4: Line of Credit discloses specific terms for the LOC (commitment amount, interest, other fees and etc.). The Registrant believes that those two disclosures encompass the necessary information for the LOC, particularly considering that the Registrant had not drawn on the LOC as of March 31, 2016. Going forward, the Registrant will enhance the disclosure to include debt issuance cost that has been deferred and presented as an asset and amortized over the term of the LOC arrangement.

5.   Comment: Please supplementally provide the accounting guidance that was utilized for the presentation of the LOC in the Shareholder Report?

Response: The LOC is accounted for in line with Accounting Standards Codification 835-30-S45-1. The amortization is through the Line of credit fees account on the income statement. Further to that, the Registrant confirms that the LOC is accounted for in line with Accounting Standards Update 2015-15.

6.   Comment: Please explain what “arrangement fees” of the LOC consist of as disclosed in the Registrant’s response to Comment 6 in the Initial Response Letter.

Response: Pursuant to the Facility Agreement, the lenders are entitled to a non-refundable arrangement fee of $1,725,000. The arrangement fee was booked as a prepaid asset amortized monthly over a period of 60 months. The second and third payment installments were booked as a payable balance and disclosed in the Consolidated Statement of Assets, Liabilities and Members’ Equity of the Shareholder Report.

We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at (312) 569-1107 or, in my absence, to Joshua Deringer at (215) 988-2959.

Regards,

David L. Williams

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